FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).	U.S. Securities and Exchange Commission Washington, DC 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP						OMB APPROVAL OMB Number # 3235-0287 Expires: January 31, 2005
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding company Act of 1935 or Section 30(f) of the Investment company act of 1940
1.Name and Address of Reporting Person* Bosselmann Rainer H.	2.Issuer Name and Ticker or Trading Symbol Puroflow Incorporated - PFLW						6.Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) 16715 Thurston Road	3. IRS identification Number of Reporting Person, if an entity (voluntary)			4.Statement for Month/Day/Year 04/30/03			___X_ Director ___X_ Officer (give title) Chairman and CEO		___X_ 10% Owner _____ Other (Specify)
(Street) Dickerson MD 20842				5.If Amendment, Date of Original (Month/Day/Year) 01/03/03			7.Individual or Joint/Group Filing (Check applicable line) X Form filed by one Reporting Person Form filed by more than one Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, of any (Month/Day/Year)	3.Transaction Code- (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Securities Benefi-cially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.Ownership Form: Direct (D) Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or(D)	Price
Common Stock	04/29/03		P		238,710	A	$7.75	238,710	D
Common Stock								23,850	I	Spouse

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 4 (continued)
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (M/D/Y)	3A. Deemed Execution Date, if any (M/D/Y)	4. Transaction code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or disposed of (D) (Instr. 3,4,5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr. 3,4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Insr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at end of month Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of shares
Warrants	$7.75	01/09/03				120,000	x					$7.75	60,000	D

Explanation of Responses:
The warrants granted to the Bosselmann Group were allocated 60,000 each to Rainer Bosselmann, H. Haywood Miller and Arthur F. Trudel and held directly, solely and  beneficially by each.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

/s/ Rainer H. Bosselmann ** Signature of Reporting Person	May 2, 2003 Date